Pericom Semiconductor Corporation
1545 Barber Lane
Milpitas, California 95035

October 28, 2015

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention: Mr. Russell Mancuso, Branch Chief

Re:	Pericom Semiconductor Corporation

Amendment No. 1 to Preliminary Proxy on Schedule 14A
Filed October 13, 2015
File No. 000-27026
Dear Mr. Mancuso:
We submit the following written statement in response letter in response to the request contained in the letter (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), dated October 22, 2015, with respect to our preliminary proxy statement on Schedule 14A, originally filed with the SEC on September 17, 2015 (the “Proxy Statement”).
We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any further information regarding the response contained in this letter, please feel free to contact me at (408) 232-9100 or AHui@pericom.com.

Very truly yours,
PERICOM SEMICONDUCTOR CORPORATION
By:
Name: Alex Hui
Title: Chairman, Chief Executive Officer & President
cc: Tad Freese, Latham & Watkins LLP

2